MANAGEMENT’S DISCUSSION AND ANALYSIS
The following Management’s Discussion and Analysis (MD&A) is dated November 28, 2006 for the six month period ended September 30, 2006 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements and the audited consolidated financial statements and MD&A for the year ended March 31, 2006.

Forward Looking Statements
Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

Business
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with international operations in the Taranaki, East Coast and Canterbury Basins of New Zealand. As of the date of this report, TAG holds interests in seventeen petroleum permits in the commercially proven Taranaki Basin, two interests in the East Coast Basin and three interests in the Canterbury Basin. Taranaki is a lightly explored area with a good discovery rate and the interests in Taranaki cover 88,298 net acres. In addition, the Company’s two interest in the East Coast Basin and three interests in the Canterbury Basin cover 310,360 and 1.45 million net acres, respectively in the noncommercialized, but proven prospective for oil and gas discovery.

Petroleum Property Acquisitions, Activities, Production and Capital Expenditures for the quarter ended September 30, 2006 uring the quarter ended September 30, 2006 the Company incurred $8,406,710 worth of expenditures on its oil and gas exploration properties. For the six month period the Company has invested $33,588,388 on its oil and gas properties of which $22,168,070 relates to the acquisition of Cheal Petreolum Limited. This compares to $1,142,777 of expenditures during the same quarter last year and $1,376,147 for the six months ended September 30, 2005. The primary capital expenditures and activities during the second quarter were as follows:

PEP 38738-S: $3,246,088 (6 months: $3,593,876) in costs were incurred during the quarter, in addition to the acquisition costs of $22,168,070 previously reported. $2,733,220 was spent on drilling costs during the quarter (6 months: $2,733,220) and $512,868 (6 months: $860,656) was spent on equipment required as part of the development facilities on PEP 38738-S all of which is related to the Cheal Oil Field Development plan that is currently underway. The development plan is expected to cost the Company a total of approximately $6 million and includes four wells to be drilled on the Cheal B site, two new wells to be drilled on the Cheal A site, workovers on the existing Cheal A3X and Cheal A4 wells and permanent production facilities capable of processing up to 2,000 barrels of oil and 2 million cubic feet of gas per day from a number of wells running in conjunction with each other on a jet pump. The production faciliites are also being constructed to allow for increased capacity should there be a requirement to do so.

To the date of this report the Cheal B-1 and Cheal B-2 wells have been drilled and were found to be oil bearing. Both wells have had production casing run to allow for a continuous testing program to commence after the next four wells have been drilled. During the three month quarter ended September 30, 2006 an existing well on the Cheal Oil Field produced a total of 13,918 barrels of oil of which a total of 11,466 barrels were sold to the date of this report, of which TAG’s share was 30.5%. Production rates have varied between 190 to 300 barrels per day gross.

PMP 38157 (33%): $4,941,916 of expenditures were made by the Company during the quarter (6 months: $6,886,560) relating to the drilling of the Radnor-1a well. The Radnor-1a well was operated by the Company and the Company paid 100% of the costs of the well. Gas inflow rates were considered sub-economic and the well data is currently being analyzed prior to a decision being made on a plan going forward on the permit.

PEP 38258 (25%): In August 2006, the joint venture for PEP 38258 in accordance with permit work programme requirements, relinquished 50% of the permit area. The relinquished area of the permit was selected following a review of available data, including the recently acquired 2-D seismic data, to ensure the most attractive prospects and follow up leads were retained. As a result of the relinquishment the gross acreage covered by PEP 38258 was reduced from 2,706,920 (Net to TAG: 676,730) to 1,349,442 (Net to TAG: 337,361).

PEP 38744 and PEP 38256: In August 2006, a joint venture partner of the Company withdrew from PEP 38744 and PEP 38256. As a result the Company has increased its interest in both permits to 100%. PEP 38744 consists of 27,414 acres onshore in the Taranaki Basin and PEP 38256 consists of 690,898 acres onshore in the Canterbury Basin.

The Company has the following commitments for Capital Expenditure at September 30, 2006:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	16,465,000	16,465,000	-
Total Contractual Obligations (2)	16,465,000	16,465,000	-

(1)	The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $16,465,000 include exploration and development activities. Certain exploration commitments exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company. The commitment amounts for capital expenditure include:

PEP 38738-S: $3,300,000 is currently commited to the permit over the next twelve months and relate to the remaining Cheal Oil Field Development Plan costs as described above.

PMP 38157 (33.33%): $1,100,000 is the remaining amount of costs related to drilling and completing the Radnor-1a well.

PEP 38260 (100%): $1,500,000 is commited to drilling the Kate-1 well on this permit. The Kate-1 well will be the first exploration well over the Kate anticline prospect.

PEP 38741 (45%): $690,000 is currently committed to the drilling of a shallow well on this permit later in addition to some minor costs associated with preparing to drill a deeper well targeting the Waitoriki prospect located on the permit at a later date.

PEP 38256 (100%): $1,500,000 is currently commited to the drilling of the South Chertsey or Salmon prospect on this permit. Depending on the results of the first well drilled on this permit, the Company will consider drilling an additional well at a similar cost that is not included in the commitments above.

PEP 38258 (25%): $1,800,000 is currently budgeted for the drilling of a well on this offshore permit as required under the current permit conditions. However the budgeted amount allocated and the drilling of this well is contingent on a number of factors outside of the Company’s control such as rig availability and potential to farm-out the drilling opportunity.

PEP 38758 (100%): $1,500,000 is committed to the exploration efforts on this permit consisting of costs relating to drilling the Mangamingi-1 well in the third quarter of the 2007 fiscal year.

PEP 38341 and 38342 (35.5%): $1,100,000 is budgeted to drill an exploration well on each of PEP 38341 and 38342 as required under the current permit conditions. However the operator of the permit has requested a variation to the terms of the permit as the joint venture feels additional seismic is necessary prior to drilling.

PMP 38153: $840,000 has been budgeted to drill a well on this permit in the 2008 fiscal year. However at this time the Company awaits a definitive drilling plan from the operator of the permit.

PEP 38757: $1,500,000 has been budgeted to drill a well on this permit during the 2008 fiscal year, however the Company will make a formal drilling decision on this permit after the results of drilling are known in PEP 38758.

The Company also intends to carry-out seismic programs on certain of its permits over the next twelve months with estimated costs of approximately $1.5 million.

Results of Operations
The Company incurred a net loss for the second quarter of the 2007 fiscal year of $722,322 ($0.01 per share) compared to a loss of $627,880 ($0.02 per share) for the same period last year. For the six month period ended September 30, 2006 the Company incurred a net loss of $1,442,817 ($0.02 per share) compared to a six month loss of $829,716 ($0.03 per share) last year.

The Company’s revenue for second quarter consisted of production revenue materially derived from the sale of oil from the Cheal Oil Field totalling $234,916 and interest income of $216,664 compared to just $26,048 of interest income being recorded for the same period last year. The second quarter of the 2007 fiscal year was the first in which the Company received oil revenue from the Cheal oil field production of which the Company’s share was 3,497 barrels sold (4,245 produced). Interest income increased as a result of the Company’s higher working capital balances from the financings completed during the 2006 fiscal year. Production costs associated with the oil revenue amounted to $129,308 while depletion and royalties amounted to $84,045 and $11,746, respectively. The Company expects production costs per barrel to be reduced over the next six months as the field development plan is carried out resulting in production becoming more consistent and efficient.

General and administrative (“G&A”) costs for the second quarter of the 2007 fiscal year increased to $432,661 (6 months: $894,465) from $284,300 (6 months: $558,790) for the same period last year (a 52% increase for the quarter) due to the Company’s increased activity levels related to the Company’s assets. The main items contributing to the increased G&A were wages and professional fees. Wages increased primarily from the Company employing both a full-time exploration manager and chief geophysicist and to a lesser extent, from salary increases when compared to the previous year.

A comparative summary of the Company’s G&A costs over the six months ending September 30, 2006 is as follows:

	3 months ended September 30		6 months ended September 30
	2006	2005	2006	2005
Consulting fees	$24,330	$14,417	$45,921	$15,554
Directors fees	15,000	6,000	30,000	12,000
Filing, listing and transfer agent	23,179	20,213	35,558	71,750
Exploration and reports	26,659	-	56,169	-
Office and administration	22,940	25,566	67,606	53,047
Professional fees	65,258	26,228	90,164	45,938
Rent	13,981	12,178	23,557	21,092
Shareholder relations and
communications	59,959	49,436	109,585	72,008
Travel	60,495	59,615	130,216	80,981
Wages	198,855	70,647	421,126	186,420
Overhead recoveries	(77,995)	-	(115,437)	-
	$432,661	$284,300	$894,465	$558,790

In addtion to the G&A costs above, the Company recorded a foreign exchange loss for the second quarter amounting to $130,172 (6 months: $547,246) versus a foreign exchange loss of $292,895 (6 months: $225,009) for the comparable period last year. The foreign exchange loss was caused by the decline in the U.S. exchange rate applied to the Company’s cash held in U.S. dollars at September 30, 2006.

The Company also recorded stock option compensation costs of $38,207 for the quarter ending September 30, 2006 (6 months: $44,725) relating to stock options granted during the quarter and the amortized cost of the Company’s directors and officers insurance of $12,355 (6 months: $32,329). The Company also relinquished two exploration permits in New Zealand, PEP 38736 and PEP 38767, and wrote-off $330,986 in capitalized costs associated with these permits.

Summary of Quarterly Results

2007			2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Total Revenue	234,916	-	-	-	-	-	-	-
General and administrative	(432,661)	(461,804)	(443,804)	(402,270)	(284,300)	(274,490)	(326,217)	(175,313)
Foreign Exchange	(130,172)	(417,074)	292,651	(5,562)	(292,895)	67,886	(59,228)	(56,994)
Stock option compensation	(38,207)	(6,518)	-	(91,500)	(12,355)	(19,974)	(185,395)	-
Other	(366,124)	164,901	(89,676)	144,315	(38,330)	24,742	3,970	962
Net loss	(722,322)	(720,495)	(240,829)	(355,017)	(627,880)	(201,836)	(566,870)	(231,345)
Basic loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.04)	(0.02)

Liquidity and Capital Resources
The Company began the 2007 fiscal year with 46,631,081 common shares issued and outstanding. During the first quarter ended June 30, 2006 the Company completed a private placement financing consisting of 40,000,000 shares at a price of $0.75 for net proceeds of $28,154,550. The Company also issued 5,000,000 common shares as part of the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited. Please refer to Notes 2 and 5 of the accompanying consolidate interim financial statements for more information.

The Company ended the second quarter with $23,367,479 (September 30, 2005: $24,130,314) in cash and cash equivalents and $20,352,467 (September 30, 2005: $24,346,271) in working capital. This compares to $18,753,695 in cash and cash equivalents and $17,843,233 in working capital for the year ended March 31, 2006. The Company is adequately funded to meet its capital and ongoing requirements for the next eighteen months based on the current exploration and development programs. Additional material commitments or acquisitions by the Company may require a source of additional financing.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Subsequent Events
On November 9, 2006 the Company’s application to the Ministry of Economic and Development for PEP 38621 relating to offshore acreage in the Northland Basin of New Zealand was declined.

As approved by Shareholders at the Company’s annual and special meeting held on September 22, 2006, the Company, on October 12, 2006, continued from the legal jurisdiction of the Yukon Territory to that of the Province of British Columbia and adopted a new set of articles appropriate to British Columbia.

Disclosure controls and procedures
The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurrate and complete disclosure.

Business Risks and Uncertainties
The business risks for the Company have not materially changed from the disclosure in the 2006 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
New Plymouth, New Zealand	LEGAL COUNSEL
Blake, Cassels & Graydon
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Vancouver, British Columbia	Chapman Tripp
Wellington, New Zealand
Paul Infuso
Director	AUDITORS
Winnipeg, Manitoba	De Visser Gray
Chartered Accountants
James Smith	Vancouver, British Columbia
Director
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
CORPORATE OFFICE	100 University Avenue, 9th Floor
Suite 1407, 1050 Burrard Street	Toronto, Ontario
Vancouver, British Columbia	Canada M5J 2Y1
Canada V6Z 2S3	Telephone: 1-800-564-6253
Telephone: 1-604-609-3350	Facsimilie: 1-604-661-9480
Facsimile: 1-604-682-1174

REGIONAL EXPLORATION OFFICE	ANNUAL GENERAL MEETING
117 Powderham Street	The Annual General Meeting was held
P.O. Box 183	on September 22, 2006 at 10:00am at the
New Plymouth, New Zealand	offices of Blake, Cassels & Graydon located at
Suite 2600, 595 Burrard Street
SUBSIDIARIES	Vancouver, B.C. V7X 1L3
TAG Oil (NZ) Limited
TAG Oil (Canterbury) Limited	SHARE LISTING
Cheal Petroleum Limited	TSX Venture Exchange
Trading Symbol: TAO
SHAREHOLDER RELATIONS	OTC Bulletin Board
Telephone: 604-609-3350	Trading Symbol: TAGOF
Email: ir@tagoil.com
WEBSITE
SHARE CAPITAL	www.tagoil.com
At November 28, 2006, there were
91,631,081 shares issued and outstanding.
Fully diluted: 93,381,081 shares